Form 6-K

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: APRIL 2005

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: April 27, 2005	s/ Hugh L. Hooker
Name:	Hugh L. Hooker
Title:	Associate General Counsel and Corporate Secretary

Exhibit Index

Exhibit

Description of Exhibit

1

Report of Voting Results

Exhibit 1

PETRO-CANADA

Annual and Special Meeting of Shareholders of

Petro-Canada  (the “Company”)

April 26, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business:

Outcome of Vote

1.

The election of the following twelve directors of

Carried

the Company expiring not later than the Company’s

2006 annual meeting.

Ron A. Brenneman

Thomas E. Kierans

Angus A. Bruneau

Brian F. MacNeill

Gail Cook-Bennett

Maureen McCaw

Richard J. Currie

Paul D. Melnuk

Claude Fontaine

Guylaine Saucier

Paul Haseldonckx

James W. Simpson

2.

The appointment of Deloitte & Touche LLP as the

Carried

auditors of the Company and that the directors be

authorized to fix their remuneration.

Votes by Ballot

Special Business

Outcome of Vote

For

Against

1.

To approve an amendment to the resolution

contained in the Management Proxy Circular

proposing an amendment to the Company’s

Employee Stock Option Plan such that 6,500,000

be inserted as the number by which to increase the

number of Petro-Canada shares issuable pursuant

to the exercise of options.

Carried

131,402,504

26,442,398

2.

To approve an amendment to the Company’s

Employee Stock Option Plan to provide that

the number of common shares of Petro-Canada

issuable pursuant to the exercise of options be

increased by 6,500,000.

Carried

157,856,870

       800

3.

To approve a resolution to repeal By-law No. 2

of the Company, as approved by the Board

of Directors on January 27, 2005.

Carried

159,967,560

 139,305